[Reference Translation]

March 24, 2020

To Whom It May Concern

Company Name:	Toyota Motor Corporation
Name and Title of Representative:	Akio Toyoda, President
(Code Number: 7203 First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:	Kaname Shimizu, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Disposition of Treasury Stock by Way of Third-party Allotment

In relation to the execution of the memorandum of understanding concerning the business and capital alliance (the “Alliance”) with NTT Corporation (“NTT”), Toyota Motor Corporation (“Toyota”) resolved at a meeting of the board of directors held on March 24, 2020 the terms of the disposition of treasury stock (the “Disposition of Treasury Stock”) by way of third-party allotment to NTT as follows.

1.	Outline of disposition

(1) Date of disposition	April 9, 2020

(2) Number of shares to be disposed	29,730,900 shares of common stock

(3) Disposition price	JPY 6,727 per share

(4) Total disposition price	JPY 199,999,764,300

(5) Method of disposition or allotment (proposed subscriber)	All of the shares will be allotted to NTT by way of third-party allotment.

(6) Other	The items above are conditioned on the securities registration statement to be filed pursuant to the Financial Instruments and Exchange Act becoming effective.

2.	Purpose and reason for disposition

Toyota and NTT believe that the business alliance will help improve their corporate value and determined that they need a capital alliance in the form of cross shareholdings to develop and strengthen their long-term partnership (For details, see the release “Notice of Execution of Memorandum of Understanding Concerning a Business and Capital Alliance between NTT Corporation and Toyota Motor Corporation” jointly disclosed by Toyota and NTT today).

The Disposition of Treasury Stock will be carried out as part of the Alliance. Specifically, Toyota will dispose of shares of treasury stock by way of a third-party allotment, through which NTT will acquire 29,730,900 shares of Toyota common stock (0.90% (rounding to two decimal place, hereinafter the same in this paragraph) of the total issued shares, totaling 200 billion yen (rounding to one hundred million yen hereinafter the same in this paragraph). At the same time, NTT will dispose of shares of treasury stock by way of a third-party allotment, through which Toyota will acquire 80,775,400 shares of common stock of NTT (2.07% of the total issued shares, totaling 200 billion yen).

3.	Amount of proceeds, use of proceeds and expected timing thereof

(1)	Amount of proceeds

(unit: yen)

(1) Total amount to be paid in	199,999,764,300

(2) Estimated amount of expenses relating to the issuance	10,000,000

(3) Estimated net proceeds	199,989,764,300

(Note)

1.  Estimated amount of expenses relating to the issuance does not include consumption tax, etc.

2.  Estimated amount of expenses relating to the issuance is expected to consist mainly of costs for preparing a securities registration statement and other documents.

(2)	Specific use of proceeds

As stated in the “Notice of Execution of Memorandum of Understanding Concerning a Business and Capital Alliance between NTT Corporation and Toyota Motor Corporation,” the proceeds from the Disposition of Treasury Stock will be appropriated for the research and development, planning, design, construction and implementation of the “Smart City Platform” under the Alliance; taking a lead in the operations of the Smart City Platform jointly by Toyota and NTT; and jointly promoting the operation of smart cities, which continue to evolve in accordance with the needs of residents. Specifically, Toyota intends to use JPY 50 billion for the redevelopment project for the Higashi-Fuji Area in Susono City, Shizuoka Prefecture (Woven City), which is scheduled to start in the fiscal year ended March 2022 as a model case for smart city and then the redevelopment project for the Shinagawa Area in Minato-ku, Tokyo (a part of the NTT block in front of Shinagawa Station). Toyota also intends to use the remaining amount by around the mid-2030s for the subsequent and sequential redevelopment projects and the general research and development related to the Smart City Platform that will support such projects. Toyota will keep the proceeds in its bank account, etc. until Toyota actually uses such proceeds.

4.	Reasonableness of use of proceeds

Toyota believes that using the proceeds from the Disposition of Treasury Stock for the use described in “3. Amount of proceeds, use of proceeds and expected timing thereof—(2) Specific use of proceeds” above will enable Toyota to proceed with the construction and operations of the “Smart City Platform” jointly with NTT and it will help improve the corporate value of Toyota. Toyota therefore believes that the use of the proceeds from the Disposition of Treasury Stock is reasonable.

5.	Reasonableness of terms of disposition, etc.

(1)	Basis of calculation of the amount to be paid in and specific details of the amount

The disposition price per share has been fixed at 6,727 yen (rounding to the nearest whole yen, hereinafter the same in this paragraph), which is the simple average of the closing prices of shares of Toyota’s common stock on the Tokyo Stock Exchange, Inc. (“TSE”) for the one-month period (February 25, 2020 through March 23, 2020) ending on the business day immediately prior to the date of resolution by the board of directors on the Disposition of Treasury Stock.

The reason Toyota has selected the average closing price of Toyota’s common stock for the most recent one month is that Toyota believes (i) that using a leveled value, namely the average share price over a specified recent period, rather than using a share price at a certain point of time, enables it to eliminate temporary share price fluctuations and other special factors and (ii) that, given the recent substantial downward trend in the stock market since late February 2020 in the face of concern over the spread of the new coronavirus infectious disease etc., and that Toyota’s stock price shows similar movement, the selection of the average closing price for the most recent one month, which accurately reflects such stock price trend compared with that for the most recent two or six months, is more appropriate.

The disposition price is also in compliance with the “Guidelines Concerning Treatment of Capital Increase by Allotment to a Third Party” issued by Japan Securities Dealers Association (JSDA). The disposition price represents a premium of 8.25% (rounding to two decimal place, hereinafter the same in this paragraph) to 6,172 yen, the closing price of common stock of Toyota on the TSE as of March 23, 2020, the business day immediately prior to the date of resolution by the board of directors on the Disposition of Treasury Stock, a discount of 9.89% to 7,392 yen, the average closing price for the three-month period through the business day immediately preceding such resolution date, and a discount of 11.25% to 7,484 yen, the average closing price for the six-month period through the business day immediately preceding such resolution date.

In addition, all of the six audit & supervisory board members (including three outside members of the audit & supervisory board), who attended the meeting of the board of directors at which the Disposition of Treasury Stock was resolved, have expressed that the grounds for the calculation of the disposition price is reasonable, is in compliance with the “Guidelines Concerning Treatment of Capital Increase by Allotment to a Third Party” issued by the JSDA, does not constitute a favorable issuance, and is therefore lawful.

(2)	Basis of decision that the number of shares to be disposed and extent of dilution of shares is reasonable

The number of shares subject to the Disposition of Treasury Stock is 29,730,900 shares (297,309 voting rights) and the aggregate number of shares subject to the Disposition of Treasury Stock and the disposition of treasury stock by way of third-party allotment to Toyota Housing Corporation, as stated in “10. Results of operations and status of equity finance for the last three years—(4) Status of equity finance over the last three years—(ii) Disposition of treasury stock by way of third-party allotment” below is 33,000,400 shares (330,004 voting rights) (the number of shares subject to the disposition of treasury stock by way of third-party allotment to Toyota Housing Corporation was 3,269,500 shares (32,695 voting rights)), which is equivalent to 1.00% of the total number of issued shares of Toyota (3,310,097,492 shares) as of December 31, 2019 (1.17% (rounding to two decimal place) of the 28,272,309 total voting rights as of September 30, 2019). Accordingly, the Disposition of Treasury Stock will cause a certain degree of dilution.

However, since the Disposition of Treasury Stock will be carried out as part of the Alliance, Toyota believes that the Disposition of Treasury Stock will help improve its corporate value and that the number of shares to be disposed of and the extent of share dilution are reasonable.

6.	Reason and related information for selection of proposed subscriber

(1)	Outline of proposed subscriber

(As of December 31, 2019)

(1) Name	Nippon Telegraph and Telephone Corporation

(2) Address	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan

(3) Name and title of representative	Jun Sawada, President & CEO

(4) Description of business	Determination of management strategy of NTT Group and promotion of basic research and development

(5) Stated capital	JPY 937,950 million

(6) Date of establishment	April 1, 1985

(7) Number of shares issued and outstanding (As of February 7, 2020)	3,900,788,940 shares

(8) Fiscal year-end	March 31

(9) Number of employees (As of March 31, 2019)	303,351 (on a consolidated basis)

(10) Main business partners	—

(11) Main banks	—

(12) Major shareholders and shareholding ratio	The Minister of Finance	34.69%

	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.82%

	Japan Trustee Service Bank, Ltd. (Trust Account)	4.17%

	Japan Trustee Services Bank, Ltd. (Trust account 9)	1.57%

	Japan Trustee Services Bank, Ltd. (Trust account 5)	1.46%

	JP Morgan Chase Bank 385632 (standing proxy: Mizuho Bank, Ltd.)	1.11%

	Japan Trustee Services Bank, Ltd. (Trust account 7)	1.02%

	Moxley & Co. LLC (standing proxy: MUFG Bank, Ltd.)	0.99%

	Japan Trustee Services Bank, Ltd. (Trust account 1)	0.96%

	JP Morgan Chase Bank 380055 (standing proxy: Mizuho Bank, Ltd.)	0.90%

(13) Relationship between the parties	Capital relationship	Not applicable

	Personnel relationship	Not applicable

	Business relationship	Toyota has an alliance with NTT in order to develop, verify and standardize technologies in the field of connected cars.

	Applicability as related party	Not applicable

(14) Consolidated operating results and financial condition for the last three years (International Financial Reporting Standards) (unit: millions of yen, except as noted otherwise)

Fiscal year	Fiscal year ended March 2017	Fiscal year ended March 2018	Fiscal year ended March 2019
Shareholders’ equity	—	9,050,358	9,264,913
Total assets	—	21,541,444	22,295,146
Shareholders’ equity per share (in yen)	—	4,591.58	4,832.03
Operating revenues	—	11,782,148	11,879,842
Operating profit	—	1,641,086	1,693,833
Profit before taxes	—	1,740,479	1,671,861
Profit attributable to NTT	—	897,887	854,561
Basic earnings per share attributable to NTT (in yen)	—	449.86	440.25
Dividends per share (in yen)	120.00	150.00	180.00

Consolidated operating results and financial condition for the last three years (U.S. GAAP) (unit: millions of yen, except as noted otherwise)
Fiscal year	Fiscal year ended March 2017	Fiscal year ended March 2018	Fiscal year ended March 2019
Shareholders’ equity	9,052,479	9,485,981	—
Total assets	21,250,325	21,675,770	—
Shareholders’ equity per share (in yen)	4,491.73	4,812.59	—
Operating revenues	11,391,016	11,799,587	—
Operating profit	1,539,789	1,642,843	—
Income before income taxes and equity in earnings (losses) of affiliated companies	1,527,769	1,755,624	—
Net income attributable to NTT	800,129	909,695	—
Basic earnings per share attributable to NTT (in yen)	390.94	455.78	—
Dividends per share (in yen)	120.00	150.00	180.00

(Note)

NTT, the proposed subscriber, is listed on the TSE and submitted the Corporate Governance Report to the TSE on June 26, 2019. Toyota has confirmed NTT’s basic views on eliminating anti-social forces and the preparation toward such elimination in the section of the Report dealing with matters related to the internal control system. Based on the confirmation, Toyota has concluded that NTT and its officers have no connection with anti-social forces.

(Note)

NTT, the proposed subscriber, adopted generally accepted accounting principles in the U.S. (the “U.S. GAAP”) until the fiscal year ended March 2018 and applied the International Financial Reporting Standards (the “IFRS”) from the fiscal year ended March 2019. NTT prepared its consolidated financial statements for the fiscal year ended March 2018 in accordance with the IFRS as well as the U.S. GAAP.

(2)	Reason for selecting the proposed subscriber

See “2. Purpose and reason for disposition” above.

(3)	Proposed subscriber’s shareholding policy

Toyota has orally confirmed with NTT that NTT intends to hold over the long term the common stock of Toyota that it will acquire through the Disposition of Treasury Stock.

Toyota plans to obtain a written acknowledgement from NTT that (i) if all or some of the disposed shares are transferred within two years after the date of payment, the names and addresses of the transferees, number of shares transferred, date of transfer, transfer price, reason for transfer and method of transfer, etc. will be immediately reported to Toyota in writing, (ii) Toyota will report the details of such report to the TSE and (iii) the details of such report will be made publicly available.

(4)	Details regarding existence of assets necessary for the payment by the proposed subscriber

Toyota has confirmed that NTT, as the proposed subscriber to the shares being disposed, has necessary cash and deposits for the payment pertaining to the Disposition of Treasury Stock, based on the status of cash and deposits set forth in the balance sheet and other financial conditions disclosed in NTT’s quarterly report for the third quarter of the 35th fiscal year (filed on February 7, 2020).

7.	Major shareholders and shareholding ratio after the disposition

Before the disposition (as of September 30, 2019)		After the disposition
Japan Trustee Services Bank, Ltd.	11.38%	Japan Trustee Services Bank, Ltd.	11.38%
Toyota Industries Corporation	7.20%	Toyota Industries Corporation	7.20%
The Master Trust Bank of Japan, Ltd.	5.73%	The Master Trust Bank of Japan, Ltd.	5.73%
Nippon Life Insurance Company	3.36%	Nippon Life Insurance Company	3.36%
JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	3.20%	JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	3.20%
DENSO CORPORATION	2.72%	DENSO CORPORATION	2.72%
State Street Bank & Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	2.47%	State Street Bank & Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	2.47%
Trust & Custody Services Bank, Ltd.	1.73%	Trust & Custody Services Bank, Ltd.	1.73%
Mitsui Sumitomo Insurance Co., Ltd.	1.72%	Mitsui Sumitomo Insurance Co., Ltd.	1.72%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.54%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.54%

(Note)	The major shareholders are based on the shareholders’ register as of September 30, 2019, and the shareholding ratio represents the ratio to the total number of issued shares.

8.	Future prospect

Toyota expects that the Disposition of Treasury Stock will not have a material impact on its consolidated accounts for the foreseeable future.

9.	Matters related to the procedures under the corporate code of conduct

Since (1) the dilution ratio is less than 25% and (2) there is no change to a controlling shareholder (even if all of the stock acquisition rights and put options are exercised, no change to a controlling shareholder is expected), there is no need to obtain an opinion from an independent third party, or to follow the procedures for confirming the intent of shareholders, pursuant to Article 432 of the Securities Listing Regulations established by the TSE.

10.	Results of operations and status of equity finance for the last three years

(1)	Results of operations for the last three years (consolidated)

(unit: millions of yen, except as noted otherwise)

	Fiscal year ended March 2017		Fiscal year ended March 2018		Fiscal year ended March 2019
Net revenues		27,597,193		29,379,510		30,225,681
Income before income taxes and equity in earnings of affiliated companies		2,193,825		2,620,429		2,285,465
Net income attributable to Toyota		1,831,109		2,493,983		1,882,873
Basic Net income attributable to Toyota per shares of common stock (in yen)		605.47		842.00		650.55
Dividends per share (in yen)	Shares of Common Stock	210	Shares of Common Stock	220	Shares of Common Stock	220
	First Series Model AA Class Share	105	First Series Model AA Class Share	158	First Series Model AA Class Share	211
Shareholders’ equity per share (in yen)		5,887.88		6,438.65		6,830.92

(Note 1)	“Ordinary income” is omitted because its corresponding item does not exist in the U.S. GAAP, according to which the consolidated financial results of Toyota are prepared.
(Note 2)

“Shareholders’ equity per share” is stated because an item corresponding to “consolidated net assets per share” does not exist in the U.S. GAAP, according to which the consolidated financial results of Toyota are prepared.

(Note 3)	“Dividends per share” refers to dividends pertaining to shares of common stock and dividends pertaining to first series model AA class shares.

(2)	Number of issued shares and number of dilutive shares at present (as of December 31, 2019)

	Number of shares (shares)		Ratio to the issued shares (%)
Number of issued shares	Shares of Common Stock:	3,262,997,492	100.0
	Model AA Class Shares:	47,100,000
	Total:	3,310,097,492
Number of dilutive shares based on the conversion price (exercise price) at present	—		—
Number of dilutive shares based on the minimum conversion price (exercise price)	—		—
Number of dilutive shares based on the maximum conversion price (exercise price)	—		—

(3)	Recent share price

(i)	Status over the last 3 years

(unit: yen)

	Fiscal year ended March 2017	Fiscal year ended March 2018	Fiscal year ended March 2019
Opening price	5,930	6,087	6,833
High price	7,215	7,806	7,686
Low price	4,917	5,670	6,045
Closing price	6,042	6,825	6,487

(Note)	The share prices are based on the price on the first section of the TSE.

(ii)	Status over the last six-months

(unit: yen)

	2019 October	November	December	2020 January	February	March (Note)
Opening price	7,245	7,460	7,701	7,599	7,557	6,941
High price	7,554	7,949	7,854	7,894	8,026	7,348
Low price	6,951	7,458	7,626	7,530	7,004	5,771
Closing price	7,542	7,638	7,714	7,652	7,127	6,172

(Note)	The share prices for March 2020 are those until March 23, 2020.

(iii)	Share price as of the business day immediately before the date of resolution of the Disposition of Treasury Stock

(unit: yen)

March 23, 2020
Opening price	6,195
High price	6,279
Low price	6,139
Closing price	6,172

(4)	Status of equity finance over the last three years

(i)	Disposition of treasury stock by way of third-party allotment

Date of disposition	October 2, 2017

Amount of proceeds	JPY 49,999,305,700 (estimated net proceeds)

Disposition price	JPY 6,029 per share

Number of issued shares at the time of the disposition	Shares of Common Stock Model AA Class Shares Total	3,262,997,492 shares 47,100,000 share 3,310,097,492 shares

Number of disposed shares	Shares of Common Stock	8,293,300 shares

Number of issued shares after the disposition	Shares of Common Stock Model AA Class Shares Total	3,262,997,492 shares 47,100,000 share 3,310,097,492 shares

Subscriber	Mazda Motor Corporation

Initial use of proceeds at the time of the disposition	The amount of proceeds was applied towards the capital expenditures relating to the establishment of a joint venture company to produce finished cars in the U.S.

Expected timing of expenditure at the time of the disposition	Fiscal year ended March 2018 through fiscal year ending March 2021 (scheduled)

Current application status	A portion of the proceeds has been applied as initially planned. The remaining amount is scheduled to be applied by the above-expected timing of expenditure for the above use of proceeds.

(ii) Disposition of treasury stock by way of third-party allotment
Date of disposition	November 29, 2019

Amount of proceeds	JPY 24,180,222,000 (estimated net proceeds)

Disposition price	JPY 7,396 per share

Number of issued shares at the time of the disposition	Shares of Common Stock Model AA Class Shares Total	3,262,997,492 shares 47,100,000 share 3,310,097,492 shares

Number of disposed shares	Shares of Common Stock	3,269,500 shares

Number of issued shares after the disposition	Shares of Common Stock Model AA Class Shares Total	3,262,997,492 shares 47,100,000 share 3,310,097,492 shares

Subscriber	Toyota Housing Corporation

Initial use of proceeds at the time of the disposition	In connection with the share exchange where Toyota Housing Corporation became the wholly owning parent company as a result thereof and Misawa Homes Co., Ltd., which was its then consolidated subsidiary, became the wholly owned subsidiary as a result thereof and where the consideration in the share exchange consisted of shares of Toyota’s common stock, the disposition of treasury stock was conducted in order for such wholly owning parent company to acquire the necessary consideration for the share exchange not for the financing purposes of Toyota. The above-described amount of 24,180,222,000 yen in estimated net proceeds was used to cover a part of the cash reserve that decreased with the payment for the shares of common stock issued and disposed by way of third-party allotment, which was conducted by Toyota Housing Corporation towards Toyota as the allottee.

Expected timing of expenditure at the time of the disposition	November 29, 2019

Current application status	The proceeds have been applied as initially planned.

11.	Summary of disposition

(1) Class and number of shares	29,730,900 shares of common stock

(2) Disposition price	JPY 6,727 per share

(3) Total disposition price	JPY 199,999,764,300

(4) Method of disposition or allotment	Disposition of treasury stock by way of third-party allotment

(5) Proposed subscriber	NTT

(6) Disposition date	April 9, 2020

(7) The items above are conditioned on the securities registration statement to be filed pursuant to the Financial Instruments and Exchange Act becoming effective.

End